

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

Via E-mail
Melissa G. Beare
Vice President, General Counsel and Corporate Secretary
PMFG, Inc.
14651 North Dallas Parkway, Suite 500
Dallas, Texas 75254

> **Re:** **PMFG, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 18, 2011**
> **File No. 333-177358**

Dear Ms. Beare:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Exhibit 5.1

1. We note that you have filed an unsigned form opinion. Please file a complete, signed opinion before requesting acceleration of your registration statement. Please refer to Staff Legal Bulletin 19 Section II.B.2.a, available at http://www.sec.gov/interps/legal/cfslb19.htm.

2. We note that counsel has opined in paragraph 2 that the rights associated with the common stock will be validly issued. Please have counsel revise its opinion to further state that the rights will constitute binding obligations of yours under the law of the jurisdiction governing the rights agreement. Please see Staff Legal Bulletin 19, paragraphs II.B.1.f. and g., available on our website, for additional information.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-mail
        James E. O'Bannon, Esq.